UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER: 000-33187

NOTIFICATION OF LATE FILING

(Check One)

  X .Form 10-K

      .Form 20-F

      .Form 11-K

      .Form 10-Q

      .Form 10-D

      .Form N-SAR

      .Form N-CSR

For Period Ended: December 31, 2014

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

Decision Diagnostics Corp.
Full Name of Registrant

instaCare Corp.
Former Name if Applicable

2660 Townsgate Road, Suite 300
Address of Principal Executive Office (Street & Number)

Westlake Village, CA 91361
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X .

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra sheets if needed)

The Registrant is unable to file its quarterly report on Form 10-K within the prescribed time period due to a material event now in process.  The Registrant’s subsidiary Pharma Tech Solutions, Inc. is completing an acquisition of certain healthcare assets from a privately owned concern and this event also includes changes of registration with federal regulatory bodies as well as primary private registrars. This event transaction closing is expected to be completed by April 14, 2014.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Keith Berman	(805)	446-1973
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes      . No  X .

If answer is no, identify report(s).

December 31, 2013 10-K

March 31, 2014 10-Q

June 30, 2014 10-Q

September 30, 2014 10-Q

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes      . No  X .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Decision Diagnostics Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2015

By: /s/ Keith M. Berman

Keith M. Berman, Principal Executive Officer

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